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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REGAL SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 MILWAUKEE AVE, SUITE 101
(No. and Street)

GLENVIEW	IL	60025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Skaiste Aksomitaite 847-375-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY, SHARER & STUART, P.A.
(Name – *if individual, state last, first, middle name*)

100 SECOND AVENUE SOUTH, SUITE 600	ST. PETERSBURG	FL	33701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shawn E. Herrin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regal Securities, Inc., as of December 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



OFFICIAL SEAL
RAFFE PAPAZIAN
Notary Public - State of Illinois
My Commission Expires Sep 8, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Gregory, Sharer & Stuart, P.A.

Certified Public Accountants and Business Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Regal Securities, Inc.

We have audited the accompanying statement of financial condition of Regal Securities, Inc. (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Regal Securities, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer + Stuart, P.A.

St. Petersburg, Florida
February 24, 2016

100 Second Avenue South, Suite 600 | St. Petersburg, Florida 33701-4336
(727) 821-6161 | Fax (727) 822-4573 | www.gsscpa.com

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash and cash equivalents	$	755,989
Receivables from broker-dealers and clearing houses		1,216,652
Receivables from others		389,645
Securities owned, at fair value ($704,320 pledged as collateral)		967,449
Furniture, equipment and leasehold improvements, net		373,930
Intangible asset, net		365,468
Prepaid expenses		62,044
Other assets		149,883
Total Assets	$	4,281,060
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued payroll and registered representative compensation related expenses	$	414,936
Accounts payable and other accrued expenses		403,315
Margin borrowing		6,609
Security deposit		50,000
Insurance payable		82,873
Total Liabilities		957,733
Stockholders' Equity		
Common stock, $0 par value; 10 voting and 990 non-voting shares authorized, issued and outstanding		1,426,000
Retained earnings		1,897,327
Total Stockholders' Equity		3,323,327
Total Liabilities and Stockholders' Equity	$	4,281,060

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Regal Securities, Inc., ("Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company (an Illinois corporation) has offices in Glenview, Illinois and Orlando and Fort Myers, Florida. It provides services throughout the United States using registered representatives and via online services. The Company is engaged in agency transactions in securities on behalf of customers and other related activities. The Company's customer securities transactions are cleared through two clearing broker-dealers, RBC Capital Markets Correspondent Services, and First Southwest Clearing Company, on a fully disclosed basis.

The Company operates under the provisions of Paragraphs (k)(2)(i) and (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraphs (k)(2)(i) and (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers, and promptly transmits all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records that are customarily kept by clearing broker-dealers.

The Company does not hold customer margin accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers. Furthermore, all transactions between the broker-dealer and its customers are effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Regal Securities, Inc." and its customers.

Significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company earns commissions through stock purchase and sale transactions, mutual fund purchases, government and corporate bonds transactions. The Company also earns revenue in the form of 12b-1 fees. The earnings process is substantially complete at trade date in accordance with the rules of FINRA and the SEC.

Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with original maturities of less than ninety days to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalents which may exceed federally insured amounts at times and which may at times significantly exceed reported amounts due to outstanding checks.

Receivables from broker-dealers and clearing houses: Receivables from broker-dealers and clearing houses represent amounts due in connection with the Company's normal transactions. Management considers all receivables to be collectible, therefore, no allowance for doubtful accounts has been provided.

Receivables from others: Represents loans made to registered representatives and receivables which are incurred during the normal course of business. The Company determines if an allowance for doubtful accounts is required based on factors surrounding the credit risk of specific customers, historic trends, and other information. Management has determined that no allowance for doubtful accounts is required as of December 31, 2015. The Company does not charge interest on past due amounts.

Securities owned: Securities are recorded at fair value in accordance with FASB ASC 820 "Fair Value Measurements and Disclosures". The Company classifies its investments as trading securities and records unrealized gains and losses in the current year's statement of operations. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses from customers' securities' transactions are reported on a trade date basis.

Furniture, equipment and leasehold improvements: Furniture and equipment are recorded at cost and depreciated on accelerated methods over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are amortized on a straight-line basis over the lease term.

Intangible asset: During 2013 the Company acquired software for internal use and for client use through the web. The Company is amortizing the cost of $509,000 over three years on the straight line basis. Amortization expense amounted to approximately $169,000 for the year and accumulated amortization as of December 31, 2015 amounted to approximately $480,000. Future amortization will approximate $29,000 for 2016.

Additionally, during 2015 the Company started development of the new trading platform through an unrelated vendor. Approximately $337,000 was spent towards the development of the platform in 2015, and was capitalized as technological feasibility was established. Additional development costs are expected to be incurred in 2016. As of December 31, 2015, there was no depreciation expense recognized related to this platform. It is expected to be depreciated over a 3 year period upon completion.

Concentrations of credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from broker-dealers. The Company places its cash with high credit quality financial institutions.

The Company is engaged in various trading and brokerage activities in which counterparties are primarily clearing broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to business interruption and cash flow risk. As of December 31, 2015, approximately 57% of the receivables from broker-dealers, or approximately $690,000 were due from two clearing broker dealers as commission receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporate income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes. The Company is subject to state income tax in some state jurisdictions. As of December 31, 2015, the Company does not believe it has any uncertain tax positions that would result in any material tax liability. The Company's open tax years for federal and state income tax purposes are 2012 through 2015.

Fair value measurements and disclosures: FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability either directly or indirectly.
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

All securities owned by the Company are recorded at fair value using Level 1 inputs.

Note 2. Receivables from Broker-Dealers and Clearing Houses

The amounts receivable from broker-dealers and clearing houses at December 31, 2015, consist of the following:

Commission receivables from broker-dealers and clearing houses (net of $10,751 payable)	$	739,310
Deposits		477,342
Net receivables from broker-dealers and clearing houses	$	1,216,652

Note 3. Receivables from Others

Loans to registered representatives	$	50,976
Other receivables		338,669
Total receivables from others	$	389,645

The Company has an incentive compensation program for the recruitment of new registered representatives. Under this program, the Company makes unsecured cash advances to new registered representatives. The advances are evidenced by promissory notes that call for 8% accrued interest and the repayment of the advance is generally due within 60 months. However, if the registered representative continues employment with the Company and meets production conditions, the advances are forgiven and treated as incentive compensation to the registered representative and as an expense to the Company. The above *Loans to registered representatives* represent the unforgiven portion of those advances.

Note 4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2015, consist of:

Equipment	$	2,419,424
Furniture and fixtures		368,026
Leasehold improvements		242,126
		3,029,576
Less Accumulated Depreciation		(2,655,646)
	$	373,930

Depreciation expense for the year ended December 31, 2015, amounted to $62,777.

Note 5. Employee Benefit Plans

The Company has a SIMPLE IRA plan ("plan") for its employees. Employees are qualified to participate in the plan after two years of service. The Company matches 100% of each employee's contribution up to 3% of their compensation, which is 100% vested. The expense for the year related to this plan was approximately $62,000.

Note 6. Securities Owned

Marketable securities owned consist of trading securities valued at quoted market prices in active markets summarized as follows:

	Net Unrealized Gains (Losses)	Estimated Fair Value
Equity securites comprised of 16,000		
shares of NASDAQ Stock Market, Inc.	$ 163,360	$ 930,720
Fixed income debt securities - various	(10,233)	35,735
Other	(7)	994
Total trading securities	$ 153,120	$ 967,449

Net unrealized gains for NASDAQ shares are recorded in the Gains or losses on firm securities investment account and other unrealized losses are recorded in the Net gains from principal transactions account in the statement of operation. The Company pledged certain financial instruments owned to meet margin requirements. The liability under margin of $6,609 has been reflected in the accompanying statement of financial position and is collateralized by $704,320 of the Company's investments.

Note 7. Commitments and Contingencies

The Company leases two office spaces. One is under short-term lease with the option to renew. The other one is with a related party, was entered in September 2014, and expires in 2019 with possibility to cancel the lease with 120 days written notice. The Company also has several software application leases with varying expiration dates through 2016. Minimum annual lease expense under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Year ending December 31:

2016	$	79,808
2017		72,000
2018		72,000
2019		72,000
Total	$	295,808

The Company is a party to several securities arbitrations. In addition, there have been several regulatory inquiries and investigations that are pending final resolution. At this time, Company believes that the resolution of these matters will not result in any material adverse effect to the Company's financial position. The Company has secured coverage under an Errors and Omissions insurance policy to minimize the financial impact of adverse arbitration awards.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of the future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8. Financial Instruments with Off–Balance Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers.

The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital and net capital requirements of $1,715,045 and $250,000, respectively. The Company's net capital ratio was .59 to 1 at December 31, 2015.

Note 10. Related Party Transactions

The Company is affiliated with Regal Advisory Services, Inc. (Regal Advisory), a registered investment advisor through common management and ownership. The Company recognizes management fee revenues for payments received from customers of Regal Advisory and pays these amounts over to Regal Advisory for providing these services. For 2015, these revenues and offsetting expenses approximated $1,500,000 for the account management services and are presented on a net basis in the accompanying statement of operation. Other revenue from clearing fees, administrative support and account balances was approximately $133,000 with $27,000 in expenses related to Regal Advisory business.

The Chief Executive Officer of the Company is also the Officer of Peninsula Development Corporation (Peninsula). The Company entered into lease agreement with Peninsula commencing in September 2014. For the year ended December 31, 2015, the Company incurred $76,680 as rental expense. The terms of the lease call for $ 6,000 plus related taxes per month through September 2019, with possibility to cancel lease with a 120 day written notice. Future minimum lease payments are disclosed in Note 7.

Note 11. Subsequent Events

Management has evaluated subsequent events occurring up to and including February 25, 2016, which is the date the financial statements were available to be issued.